Heroin Film, LLC

Unaudited financial statements for the year to

Submitted September 11, 2018

Heroin Film, LLC

PROFIT AND LOSS

June 9 - September 1, 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
1307 Casting	5,500.00
Advertising & Marketing	706.00
Bank Charges & Fees	72.20
Credit Card Bank Charges	193.94
Insurance	3,209.00
Legal & Professional Services	1,905.55
Meals & Entertainment	32.11
Office Supplies & Software	806.01
Rent & Lease	50.00
Taxes & Licenses	200.00
Travel	106.88
Total Expenses	**$12,781.69**
NET INCOME	**$ -12,781.69**

Accrual Basis Tuesday, September 11, 2018 02:19 PM GMT-7

Heroin Film, LLC

BALANCE SHEET

As of September 11, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA	73,340.12
BOA 2	-10,820.83
HEROIN FILM LLC (5333)	49,844.04
Total Bank Accounts	**$112,363.33**
Other Current Assets	
Uncategorized Asset	-49.00
Total Other Current Assets	**$ -49.00**
Total Current Assets	**$112,314.33**
TOTAL ASSETS	**$112,314.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	3,078.33
Total Credit Cards	**$3,078.33**
Total Current Liabilities	**$3,078.33**
Total Liabilities	**$3,078.33**
Equity	
Opening Balance Equity	47,039.69
Owner's Investment	74,978.00
Retained Earnings	
Net Income	-12,781.69
Total Equity	**$109,236.00**
TOTAL LIABILITIES AND EQUITY	**$112,314.33**

Accrual Basis Tuesday, September 11, 2018 02:19 PM GMT-7

Heroin Film, LLC

STATEMENT OF CASH FLOWS

June 9 - September 11, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-12,781.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	49.00
Credit Card	3,078.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,127.33**
Net cash provided by operating activities	**$ -9,654.36**
FINANCING ACTIVITIES	
Opening Balance Equity	47,039.69
Owner's Investment	74,978.00
Net cash provided by financing activities	**$122,017.69**
NET CASH INCREASE FOR PERIOD	**$112,363.33**
CASH AT END OF PERIOD	**$112,363.33**

Tuesday, September 11, 2018 02:19 PM GMT-7

NOTE 1 – NATURE OF OPERATIONS

HEROIN FILM, LLC was formed on June 9, 2018 ("Inception") in the State of Pennsylvania. The balance sheet of HEROIN FILM, LLC (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Morrisdale, Pennsylvania.

HEROIN FILM, LLC is producing and marketing a major motion picture product.

Going Concern and Management Plans
The Company has a limited operating history, and have relied on a few sole members to fund the Company upon formation. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation wefunder campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

HEROIN FILM, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: appetite for investment in movie productions, technology changes of how movie experiences are consumed, tax changes to planned filming locations, consumer tastes and trends, negative press or competition from other movies during planned release dates. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Film Costs
The Company capitalizes film production costs in accordance with Accounting Standards Codification 926 – "Entertainment." Film costs include costs to produce the film, which may consist of equipment rental, labor, talent, and overhead costs.

Revenue Recognition
The Company will recognize revenues from motion picture distribution when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Distribution revenues will be recognized when earned on self-distributed content or when appropriately reported by third (3rd) party distribution companies and recorded gross along with any distribution expenses charged by the Distributor and upon receipt of such revenues. No revenue has been recognized to date.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns, when filed, will be subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBER'S DEFICIT

LLC Interests
Profits and losses will be allocated pro-rata among the interest holders of the entity.